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                             April 27, 2022

       Jennifer Simpson, Ph.D.
       Chief Executive Officer
       Panbela Therapeutics, Inc.
       712 Vista Boulevard #305
       Waconia, Minnesota 55387

                                                        Re: Panbela
Therapeutics, Inc.
                                                            Preliminary Revised
Proxy Statement on Schedule 14A
                                                            Filed April 26,
2022
                                                            File No. 001-39468

       Dear Dr. Simpson:

               We have reviewed your April 26, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 21, 2022 letter.

       Preliminary Proxy Statement on Schedule 14A filed April 26, 2022

       Proposal 3: Approval of the Issuance of Common Stock in Connection with Acquisition, page 20

   1. We note your response to prior comment 1 and reissue it in part. If accurate, please revise your description of
proposal 3 to clarify that you are seeking authorization to issue up to
                                                        11,003,823 shares of
common stock as partial consideration for your acquisition of Cancer
                                                        Prevention
Pharmaceuticals. Additionally, clarify your statement on page 21 that if
                                                        Proposal No. 3 is
approved, you would issue shares of common stock up to an amount representing 69.5% of
your issued and outstanding securities as of the record date.
              Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any questions.
 Jennifer Simpson, Ph.D.
Panbela Therapeutics, Inc.
April 27, 2022
Page 2

                                            Sincerely,
FirstName LastNameJennifer Simpson, Ph.D.
                                            Division of Corporation Finance
Comapany NamePanbela Therapeutics, Inc.
                                            Office of Life Sciences
April 27, 2022 Page 2
cc:       W. Morgan Burns, Esq.
FirstName LastName